Date:    May 16, 2007

From:   Steve Nieman

To:  Christina Chalk, Special Counsel
Securities and Exchange Commission, division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D. C. 20549

Via:      EDGAR CORRESPONDENCE

Re:       Responses to your faxed comment letter dated May 9, 2007

Concerning:    File No. 1-08957

Dear Ms. Chalk:

We have reviewed your comments and reply as follows:

General

1. We have not personally contacted any shareholder using any method regarding our solicitation. Like in years past, we do NOT plan to communicate until our proxy statement's review has been completed by the Staff. Once we file Definitive, we plan to solicit using primarily votepal.com, email, although we may use fax and the telephone.

2. Regarding Release No. 34-55146 (eff March 30, 2007), we have NOT sent or otherwise communicated to shareholders of the existence of our proxy statement on votepal.com. We believe we have complied with the adopting release preventing "[p]ersons may not send a "Notice of Internet Availability of Proxy Materials to shareholdes prior to July 1, 2007." All that exists on votepal now regarding this upcoming solicitation are two links that we posted on May 1. They lead to the CHALLENGER'S preliminary proxy statement and the AAG's definitive proxy statement, both publicly available on EDGAR. Again, like in years past, we do NOT plan to communicate to shareholdres until our proxy statement's review has been completed by the Staff. All that we currently do is point votepal.com readers to publicly available information.

3. We are NOT posting messages on Internet message boards or chat rooms regarding our planned solicitation.

4. In order to determine a point in time on when SEC rules apply to us regarding our planned solicitation, we filed on EDGAR a statement announcing that our solicitation had officially begun on May 1. Prior to May 1, we assert that SEC rules did not apply. On June 13, 2007, the day after the shareholders meeting, we plan to file another statement on EDGAR that our soliciation has ended. From hard lessons we've learned from the past, this gives a concrete start/end date to our subjection to SEC rules regarding legalities when communicating with shareholders.

5. Before we file our definitive proxy statement, we will remove everything from votepal.com except a link to our proxy statement, which will then lead to a link to our proxy card and VIF. This will ensure that or proxy statement is provided to stockholders to read before they can access the voting cards (see V. HOW WE PLAN TO SOLICIT par 6). We will also publish our contact info.

6. We will revise our preliminary to note that votes we procure for the two proposals that appear in the CHALLENGERS proxy statement and not the AAG's will be disseminated as follows: Proposal No. 8 Regarding Political Contributions is a business proposal that met the company's March 14, 2007 bylaw deadline to properly be brought before the meeting for a vote. Proposal No. 7 Goverance Authority is a proposal that the SEC granted a no-action letter to the AAG. A vote on this proposal on the CHALLENGERS' proxy card and VIF is advisory only. The CHALLENGERS will take the vote total on this proposal to the AAG board for its consideration (see VII.a. What Am I Voting On?):

You are being asked to vote for the election of four directors candidates from the offering of seven nominees and seven stockholder proposals. Proposal number seven is a business proposal that will be introduced and voted upon at the meeting. Proposal number eight is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal will be advisory only and will be presented to the AAG board for its consideration.

7. We will remove the statement "For further information, see www.votepal.com" from all of our proposals. By the time we file a definitive proxy statement, all that will reside on votepal.com is what's publicly available on EDGAR.

8. In our revised preliminary, we will clarify better from whom shareholders should request the legal form of proxy. This is what we've added under VII.b. HOW DO I CAST MY VOTE USING THE CHALLENGERS' PROXY CARD AND VOTING INSTRUCTION FORM?

At present, the quickest and most efficient way to obtain a legal form of proxy is by phoning ADP's system at (800) 690-6903 or accessing ADP's Internet site at www.proxyvote.com/. Follow the prompts or clicks to check the box that says: Place X here if you plan to attend and vote your shares at the meeting."

In the past, we have had discussions with management of the the New York Stock Exchange, ADP, and various brokerage house including Smith Barney and Edward Jones regarding easier methods for stockholders to request and receive legal forms of proxies. As the system works now, the only way to obtain a legal form of proxy is to check a box on a proxy card or VIF that says: "Place X here if you plan to attend and vote your shares at the meeting." We have suggested the procedure be a simple link on the Home Page of brokerage houses' or ADP's proxyvote.com websites that a stockholder could click on and download their legal form of proxy in a matter of minutes. It could then be forwarded to any individual or committee by email or fax to vote your shares on your behalf.

In the March 15, 2006 letter to Mr. Richard J. Daly then Group Co-President of ADP, we asserted that in our opinion a supposition must be made by shareholders from ADP's VIF in order to obtain a legal form of proxy. Instead of a potentially confusing statement "Place X here if you plan to attend and vote your shares at the meeting", we feel there should be a checkbox that simply says "Send me a Legal Proxy." There is no requirement that a stockholder must attend the meeting in order to receive a legal form of proxy. We told Mr. Daly that we feel this instruction as written is materially misleading.

9. We will remove the clause "SEC-qualified Candidates" on page nine when we file our revised preliminary. We now use the word "approved."

Note: I have faxed the six sworn statements you required in Closing Comments and will attempt to file them on EDGAR.

This par. was added under VII.b. HOW DO I CAST MY VOTE USING THE CHALLENGERS' PROXY CARD AND VOTING INSTRUCTION FORM? on page 7:

However, this year Mr. John E. Schadl of Vanguard's legal department advised us in a phone call on May 7, 2007 that they will be handling notifications/voting different this year. He said that Vanguard would do a separate mailing on May 11 to AAG 401(k) plan participants. This mailing would include AAG proxy materials including its VIF, as well as a letter of instruction and a VIF empowering AAG plan participants to vote for CHALLENGER candidates as well as all proposals on the CHALLENGERS VIF. He said that Vanguard will also tabulate the 401(k) vote and send it on to the inspector of elections. He said the voting deadline will be midnight EDT on Saturday, June 9th. This service is vastly superior to years past, and we commend Vanguard's management for making it easier for AAG 401(k) plan participants to exercise their right to vote per the 401(k) Trust Agreement.

We have been unable to contact the Fidelity trustee to learn how they will be handling notifications/voting of AAG plan participants that they are responsible for.

Respectfully,

s/

Steve Nieman

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